UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2025

Commission File Number 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

CONTENTS

On December 31, 2024 Desktop Metal, Inc. (“Desktop Metal”) filed a lawsuit against the Nano Dimension Ltd. (the “Company”), Nano US II Inc., and Markforged Holding Corporation (“Markforged”) in the Delaware Court of Chancery styled Desktop Metal, Inc. v. Nano Dimension Ltd., C.A. No. 2025-0002-KSJM (Del. Ch.). In the lawsuit, Desktop Metal seeks to enjoin the Company and Markforged from consummating the pending merger between the Company and Markforged (the “Markforged Transaction”) before the Company consummates the pending merger with Desktop Metal (the “Desktop Metal Transaction”) pursuant to the Agreement and Plan of Merger between the Company and Desktop Metal, dated July 2, 2024 (the “Desktop Merger Agreement”). Desktop Metal’s action alleges that if the Markforged Transaction is consummated before the Desktop Metal Transaction, it would violate the terms of the Desktop Merger Agreement.

This lawsuit is in addition to the lawsuit Desktop Metal filed against the Company and Nano US I Inc. on December 16, 2024, also alleging a breach of the Desktop Merger Agreement. Additional details regarding that lawsuit were reported on the Company’s Report of Foreign Private Issuer on Form 6-K, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 23, 2024. A hearing on a motion for expedition of the initial lawsuit was held on December 30, 2024, at which the Court directed that the lawsuit will be scheduled for trial the week of February 24, 2025.

The Company believes both lawsuits are without merit and inconsistent with the terms of the Desktop Merger Agreement. The Company intends to vigorously defend itself and preserve its rights under the Desktop Merger Agreement.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-255960, 333-233905, 333-251155, 333-252848, and 333-278368) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, the Company is using forward-looking statements in this report when it discusses (i) its beliefs regarding the merits of the lawsuits filed by Desktop Metal, (ii) its beliefs regarding the lawsuits with respect to the Company’s rights under the Desktop Merger Agreement and (iii) its intention to vigorously defend itself against the lawsuits and preserve its rights under the Desktop Merger Agreement. Such forward-looking statements include statements regarding the Company’s future intentions, strategic plan, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. When used in this report, the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions are intended to identify forward-looking statements, though not all forward-looking statements contain these identifying words. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of the Company, they are subject to various risks and uncertainties. Factors and risks that may cause the Company’s actual results or performance to be materially different from those expressed or implied in the forward-looking statements include, but are not limited to, (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; (ii) the satisfaction of the closing conditions of the proposed transaction; and (iii) other risks related to the completion of the proposed transaction and actions related thereto. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: January 6, 2025	By:	/s/ Dotan Bar-Natan
	Name:	Dotan Bar-Natan
	Title:	General Counsel

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